Exhibit 99.1

voxeljet AG Reports Financial Results for the Fourth Quarter and Full Year Ended December 31, 2013

Friedberg, Germany, March 27, 2013 — voxeljet AG (NYSE: VJET) (the “Company” or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced its financial results for the fourth quarter and year ended December 31, 2013.

Highlights — Fourth Quarter 2013

•                  Revenue growth of 78% over prior year.

•                  Record Systems segment revenue growth of over 160%.

•                  Gross margin expansion to 41.3%.

•                  Launch of the VX2000 3D printer.

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “We are very pleased with our results for the quarter and for the full year which reflect the increased adoption of 3D printing in industrial and commercial applications. We are making excellent progress with our primary growth strategies, which include expanding our European on-demand parts service center, opening a new service center in the United States and continuing to invest in research and development for the future. It is an exciting time to be participating in this dynamic industry, and we see tremendous long-term growth opportunities.”

Fourth Quarter 2013 Results

Revenue for the fourth quarter of 2013 increased by 78% to kEUR 3,693 compared to kEUR 2,080 in the fourth quarter of 2012. This increase was driven primarily by an increase in the number of 3D printers sold in our Systems segment.

Revenue from our Systems segment, which focuses on the development, production and sale of 3D printers, were kEUR 2,458 in the fourth quarter of 2013 compared to kEUR 932 in the prior period. The Company sold three 3D printers in the fourth quarter of 2013 compared to one 3D printer in last year’s fourth quarter. Systems revenue represented 66.6% of total revenue in the fourth quarter of 2013 compared to 44.8% in last year’s fourth quarter.

Revenue from our Services segment, which focuses on the printing of on-demand parts for our customers, was kEUR 1,235 for the fourth quarter of 2013 compared to kEUR 1,148 for the same quarter last year.

Gross profit increased to kEUR 1,525 in the fourth quarter of 2013 from kEUR 830 in the fourth quarter of 2012. The gross profit margin increased to 41.3% in the fourth quarter of 2013 from 39.9% in the fourth quarter of 2012. Cost of sales was kEUR 2,168 for the fourth quarter of 2013. Embedded in cost of sales were expenses of kEUR 340 related to our Long Term Cash Incentive Plan (“LTCIP”), defined in more detail at the end of this release, which was initiated in 2013.

Gross profit for our Systems segment increased to kEUR 1,185 in the fourth quarter of 2013 from kEUR 236 in the fourth quarter of 2012. The gross profit margin increased to 48.2% in the fourth quarter of 2013 from 25.3% in the fourth quarter of 2012. The increase in gross profit was primarily related to the increase in 3D printers sold in this year’s fourth quarter. Cost of sales related to the LTCIP was kEUR 188.

Gross profit for our Services segment decreased to kEUR 340 in the fourth quarter of 2013 from kEUR 594 in the fourth quarter of 2012, while the gross profit margin decreased to 27.5% in the fourth quarter of 2013 from 51.7% in the fourth quarter of 2012. The decrease in our gross profit and margin was related to increased cost of sales due to higher personnel expenses related to the LTCIP. Cost of sales related to the LTCIP was kEUR 152.

Selling expenses were kEUR 1,303 for the fourth quarter of 2013 compared to kEUR 276 in the fourth quarter of 2012, an increase of kEUR 1,027, as we supported increased level of demand for both our businesses. Selling expenses related to the LTCIP were kEUR 173.

Administrative expenses were kEUR 1,050 for the fourth quarter of 2013 compared to kEUR 171 in the fourth quarter of 2012, an increase of kEUR 879, partially due to increased headcount to support our growth strategy and costs associated with being a publicly traded company. Administrative expenses related to the LTCIP were kEUR 87.

Research and development (“R&D”) expenses increased to kEUR 1,283 in the fourth quarter of 2013 from kEUR 565 in the prior year period, as we continued to invest heavily in R&D with a number of active projects in various stages of development. Research and development expenses related to the LTCIP were kEUR 289.

Other operating expenses in the quarter were kEUR 105, substantially all of which reflect costs related to our initial public offering (IPO).

Other operating income was kEUR 157 for the fourth quarter of 2013 compared to kEUR 244 in the fourth quarter of 2012.

Operating profit declined to a loss of kEUR 2,059 in the fourth quarter of 2013 from a profit of kEUR 45 in the prior year period. Operating expenses and cost of sales related to the LTCIP and IPO totaled kEUR 889 and kEUR 105, respectively.

Loss for the fourth quarter of 2013 was kEUR 2,547, or EUR 0.85 per share, as compared to a loss of kEUR 43, or EUR 0.02 per share, in the fourth quarter of 2012.

Full Year 2013 Results

Revenue for the full year ended December 31, 2013 increased by kEUR 2,977, or 34.2%, to kEUR 11,688 from kEUR 8,711 for the full year ended December 31, 2012.

Systems revenue increased 83% to kEUR 6,343 in 2013 from kEUR 3,464  in 2012 as the company sold a total of nine 3D printers in 2013 compared to six 3D printers (excluding four test machines in 2012) in the prior year period. Generally, the 3D printers sold in 2013 were larger systems than in prior years, which also contributed to higher revenue as the larger systems are generally sold at higher prices. Systems revenue represented 54.3% of total revenue in 2013 compared to 39.8% in 2012. Systems revenue also includes all revenue from consumables, spare parts and maintenance.

Revenue from our Services segment increased approximately 2%, to kEUR 5,345 in 2013 compared to kEUR 5,247 in 2012, as we continued to experience strong demand for on demand parts, and continued to be constrained by capacity limitations.

Gross profit increased to kEUR 4,643 in 2013 from kEUR 3,754 in 2012. The gross profit margin decreased to 39.7% in 2013 from 43.1% in 2012. Cost of sales was kEUR 7,045 in 2013. Embedded in cost of sales were expenses of kEUR 340 related to our LTCIP.

Gross profit for our Systems segment increased to kEUR 2,505 in 2013 from kEUR 1,399 in 2012. The gross profit margin decreased to 39.5% in 2013 from 40.4% in 2012. The increase in gross profit was primarily related to higher sales of our 3D printers in 2013 and improved product mix, while the decrease in gross profit margin resulted from a higher cost of sales because of increased personnel expenses related to the LTCIP and increased headcount required to pursue our business growth strategy. Cost of sales related to the

LTCIP was kEUR 188.

Gross profit for our Services segment decreased slightly to kEUR 2,138 in 2013 from kEUR 2,355 in 2012. The gross profit margin decreased to 40.0% in 2013 from 44.9% in 2012. Although gross profit remained mostly unchanged, the contribution margin of the Services segment decreased due to higher personnel expenses within cost of sales related to the LTCIP. Cost of sales related to the LTCIP was kEUR 152.

Selling expenses were kEUR 2,640 in 2013 compared to kEUR 1,510 in 2012, an increase of kEUR 1,130. The increase in selling expenses was in line with our efforts to grow our business. Selling expenses related to the LTCIP were kEUR 173.

Administrative expenses were kEUR 1,676 in 2013 compared to kEUR 758 in 2012, an increase of kEUR 918, partially due to increased headcount to support our growth strategy and costs associated with being a publicly traded company. Administrative expenses related to the LTCIP were kEUR 87.

R&D expenses increased to kEUR 2,651 in 2013 from kEUR 1,573 in 2012, an increase of kEUR 1,078. The increase in R&D expenses in 2013 reflects our emphasis on developing new 3D printing technology and improving our existing 3D printing technology. Research and development expenses related to the LTCIP were kEUR 289.

Other operating expenses were kEUR 583 in 2013 compared to kEUR 62 in 2012. Excluding expenses related to the IPO of kEUR 557, other operation expenses were kEUR 26.

Other operating income was kEUR 894 in 2013 compared to kEUR 822 in 2012. Other operating income includes primarily government grants received for ongoing research and development projects and finance lease income. Finance leases consist primarily of borrowings associated with sale and leaseback transactions of 3D printers that we manufacture and use in our Services segment.

Operating profit declined to a loss of kEUR 2,013 in 2013 from a profit of kEUR 673 in 2012. Operating expenses and cost of sales related to the LTCIP and IPO totaled kEUR 889 and kEUR 557, respectively.

Loss for the full year 2013 was kEUR 2,714, or EUR 1.21 per share, as compared to earnings of kEUR 212, or EUR 0.11 per share, in 2012.

At December 31, 2013, the company had cash and equivalents of kEUR 33,459.

Long Term Cash Incentive Program (LTCIP)

On October 2, 2013, we announced that we would be implementing, effective on January 1, 2013, a long-term cash incentive plan (the “LTCIP”) for senior management and other key personnel. An initial grant of the awards under the program was made to participants on October 2, 2013. Personnel expenses incurred in Q4 2013 related to the LTCIP amounted to kEUR 889. Payments of the first tranche under the LTCIP will be made in April 2014.

Successful Completion of IPO

On October 23, 2013, we completed our initial public offering (“IPO”) of 7,475,000 American Depositary Shares (“ADSs”) at a public offering price of USD 13.00 per ADS. Of the 7,475,000 ADSs sold in the public offering, 5,600,000 were sold by the Company and 1,875,000 were sold by its shareholders (the “Selling Shareholders”). Net proceeds from the IPO to the Company were approximately USD 64.5 million, or approximately EUR 46.8 million.

Introduction of the VX2000

On December 3, 2013, we announced the launch of the latest in our full line of large format industrial 3D printers, the VX2000. The new printer was demonstrated for the first time at Euromold in Frankfurt, Germany. The VX2000 is equipped with a build space of two cubic meters, making it one of the largest commercially available 3D printing platforms in the market. The large build format of the VX2000 is suited to a variety of applications in the automotive or aviation industry, at foundries, pump manufacturers or the equipment building industry.

Announces Lease Signing for Canton, Michigan Facility

We have signed a five year lease for a U.S. industrial 3D printing service center, located near Detroit, MI. Our U.S. service center is expected to commence printing in the third quarter of 2014. The facility is approximately 50,000 square feet and will allow us to print on-demand parts, molds, cores and models for automotive and other industrial customers.

Business Outlook

With respect to the year ending December 31, 2014, we expect revenue to exceed kEUR 18,000, with revenue growth in excess of 50%.

The Company’s total backlog of 3D printer orders at March 15, 2014 was kEUR 4,100, which represents seven 3D printers. We estimate that all of the 3D printers in our backlog will ship prior to December 31, 2014. As production and delivery of our printers is general not characterized by long lead times, backlog is more dependent on the timing of customers’ requested deliveries.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review its fourth quarter and full year ended December 31, 2013 financial results on Friday, March 28th at 8:30 a.m. Eastern Time.

Interested parties may access the live audio broadcast by dialing 877-705-6003 in the United States/Canada, or +1 201-493-6725 for international, Conference Title “voxeljet AG Fourth Quarter and Full Year 2013 Financial Results Conference Call.” Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website (http://www.voxeljet.de/en/) at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements.

You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including our failure to maintain effective internal control over financial reporting and those other risks identified under the caption “Risk Factors” in the Company’s Registration Statement on Form F-1 and in other reports the Company files with the U.S. Securities and Exchange Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contacts

Investor Relations

Rudolf Franz,

CFO, voxeljet AG

+49 821 7483 100

rudolf.franz@voxeljet.de

Anthony Gerstein,

Senior Vice President, ICR

646-277-1242

anthony.gerstein@icrinc.com

Media

Phil Denning, 646-277-1258

phil.denning@icrinc.com

Cory Ziskind, 646-277-1232

cory.ziskind@icrinc.com

STATEMENT OF FINANCIAL POSITION OF VOXELJET AG

Thousands of Euros	12/31/2013	12/31/2012
Current assets	39,977	4,104
Cash and cash equivalents	33,459	301
Financial assets	744	108
Trade receivables	1,003	625
Inventories	3,641	2,806
Income tax receivables	129	—
Other assets	1,001	264

Non-current assets	17,939	6,634
Financial assets	1,561	925
Intangible assets	62	52
Property, plant and equipment	16,316	5,299
Deferred tax assets	—	358

Total assets	57,916	10,738

Thousands of Euros	12/31/2013	12/31/2012
Current liabilities	7,090	4,322
Deferred income	622	533
Trade payables	1,502	560
Income tax payable	14	17
Financial liabilities	1,922	2,366
Other liabilities and provisions	3,030	846

Non-current liabilities	5,426	5,198
Deferred income	1,337	1,063
Financial liabilites	3,863	4,128
Other liabilities and provisions	226	7

Equity	45,400	1,218

Subscribed Capital	3,120	1,000
Capital reserves	46,038	1,262
Accumulated deficit	(3,758)	(1,044)

Total equity and liabilities	57,916	10,738

STATEMENT OF COMPREHENSIVE INCOME (LOSS) OF VOXELJET AG

	For the Quarter Ended		For the Year Ended
	December 31, (unaudited)		December 31,
Thousands of Euros	2013	2012	2013	2012

Revenues	3,693	2,080	11,688	8,711
Cost of sales	(2,168)	(1,250)	(7,045)	(4,957)
Gross profit	1,525	830	4,643	3,754
Selling expenses	(1,303)	(276)	(2,640)	(1,510)
Administrative expenses	(1,050)	(171)	(1,676)	(758)
Research and development expenses	(1,283)	(565)	(2,651)	(1,573)
Other operating expenses	(105)	(17)	(583)	(62)
Other operating income	157	244	894	822
Operating profit (loss)	(2,059)	45	(2,013)	673
Finance expense	(94)	(87)	(380)	(363)
Finance income	20	12	37	18
Financial result	(74)	(75)	(343)	(345)
Profit (loss) before income taxes	(2,133)	(30)	(2,356)	328
Income taxes	(414)	(13)	(358)	(116)
Profit (loss)	(2,547)	(43)	(2,714)	212

Other comprehensive income	—	—	—	1

Total comprehensive income (loss)	(2,547)	(43)	(2,714)	213
Weighted average number of ordinary shares outstanding	3,008,000	2,000,000	2,252,000	2,000,000
Earnings (loss) per share - basic/ diluted (EUR)	(0.85)	(0.02)	(1.21)	0.11
Earnings (loss) per share - diluted (EUR)	(0.85)	(0.02)	(1.21)	0.11

REVENUES AND GROSS PROFIT BY BUSINESS SEGMENT

	For the Quarter Ended		For the Year Ended
	December 31, (unaudited)		December 31,
Thousands of Euros	2013	2012	2013	2012

Revenues
Systems	2,458	932	6,343	3,464
Services	1,235	1,148	5,345	5,247
Total revenues	3,693	2,080	11,688	8,711

Cost of Sales
Systems	(1,273)	(696)	(3,838)	(2,065)
Services	(895)	(554)	(3,207)	(2,892)
Total Cost of Sales	(2,168)	(1,250)	(7,045)	(4,957)

Gross Profit
Systems	1,185	236	2,505	1,399
Services	340	594	2,138	2,355
Gross Profit	1,525	830	4,643	3,754

Gross Profit Margin (%)
Systems	48.2%	25.3%	39.5%	40.4%
Services	27.5%	51.7%	40.0%	44.9%
Gross Profit Margin (%)	41.3%	39.9%	39.7%	43.1%

STATEMENT OF CASH FLOWS OF VOXELJET AG

Thousands of Euros	2013	2012

Cash Flow from operating activities

Profit (loss) for the period	(2,714)	212

Depreciation	1,493	1,343
Non cash sale to customer in exchange for customer loans	(1,386)	(250)
Proceeds from customer loans	92	39
Changes in deferred income taxes	358	(45)
Deferred income	(686)	(274)

Change in working capital	1,203	(589)
Trade and other receivables and current assets	(1,304)	131
Inventories	(836)	(851)
Trade payables	942	42
Other liabilities and provisions	2,403	128
Income tax payable	(2)	(39)

Total	(1,640)	436

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(11,176)	(702)
Payments to acquire financial assets	(273)	(276)

Total	(11,449)	(978)

Cash Flow from financing activities

Proceeds (repayment) from bank overdrafts and lines of credit	(707)	1,250
Proceeds from sale and leaseback	1,900	776
Repayment of finance lease obligations	(1,503)	(582)
Repayment of long-term debt	(339)	(1,099)
Reorganization (see Note 26)	50	—
Proceeds from issuance of shares (see Note 26)	46,846	—

Total	46,247	345

Net increase (decrease) in cash and cash equivalents	33,158	(197)

Cash and cash equivalents at beginning of period	301	498

Cash and cash equivalents at end of period	33,459	301

Supplemental Cash Flow Information
Interest paid net	314	320
Income taxes paid net	129	171
Non-cash items:
Additions to property, plant and equipment through lease	1,900	822